1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 16, 2023

VIA EDGAR CORRESPONDENCE

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. Brutlag:

We are writing in response to comments you provided telephonically to Alice A. Pellegrino, Alexander C. Karampatsos, and me on November 1, 2023 with respect your review of the Registrant’s Post-Effective Amendment No. 44, filed on September 18, 2023, relating to Hartford Large Cap Growth ETF (the “Fund”), an existing series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Fund’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please supplementally provide the completed fee table and expense example for the Fund.

	Response:	The completed fee table and expense example for the Fund are attached as Appendix I.

2.	Comment:	Please supplementally provide a completed performance table for the Fund.

	Response:	The performance table is attached as Appendix II.

3.	Comment:	Please consider whether (a) “LIBOR Risk” is still a principal risk of the Fund such that it should be retained in the Prospectus and SAI and (b) whether disclosure relating to SOFR should be included in the disclosure.

	Response:	The Registrant will remove “LIBOR Risk” from the principal risk section of the Prospectus and will maintain the “LIBOR Risk” disclosure in the SAI. The Registrant believes that the “LIBOR Risk” disclosure in the SAI adequately addresses the transition to SOFR and other benchmark rates.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	Alice A. Pellegrino
John V. O’Hanlon
Alexander C. Karampatsos

Appendix I

YOUR EXPENSES. The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.59%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Acquired fund fees and expenses	0.01%
Total annual fund operating expenses(1)	0.60%

(1)	“Total annual fund operating expenses” do not correlate to the ratio of expenses to average net assets that is disclosed in the Fund’s annual report in the financial highlights table, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses.

Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The example assumes that:

•       Your investment has a 5% return each year

•       The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$61	$192	$335	$750

Appendix II

PAST PERFORMANCE. The performance information below provides some indication of the risks of investing in the Fund by comparing the Fund’s performance to a broad measure of market performance. Keep in mind that past performance does not indicate future results. Updated performance information is available at hartfordfunds.com.

The bar chart below shows the Fund’s total return for the first full calendar year of operation.

Total returns by calendar year

During the period shown in the chart above:	Returns	Quarter Ended
Best Quarter Return	3.78%	December 31, 2022
Worst Quarter Return	-29.48%	June 30, 2022

The year-to-date return of the Fund as of September 30, 2023 was 22.80%.

Average Annual Total Returns. The table below shows returns for the Fund over time compared to those of a broad-based market index. After-tax returns are calculated using the historical highest individual U.S. federal marginal income tax rates and do not reflect the impact of state and local taxes. In some instances, the “Return After Taxes on Distributions and Sale of Fund Shares” may be greater than “Return Before Taxes” because the investor is assumed to be able to use the capital loss from the sale of Fund shares to offset other taxable gains. Actual after-tax returns, which depend on an investor’s particular tax situation, may differ from those shown and are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. Updated performance information is available by visiting our website at hartfordfunds.com.

Average annual total returns for periods ending December 31, 2022

Hartford Large Cap Growth ETF	1 Year	Since Inception (11/9/2021)
Return Before Taxes	-36.59%	-36.99%
Return After Taxes on Distributions	-36.59%	-36.99%
Return After Taxes on Distributions and Sale of Fund Shares	-21.66%	-27.95%
Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	-29.14%	-25.59%